

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Mr. Victor AbiJaoudi II
Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

      Re: **Incoming, Inc.**
              Form 10-K for Fiscal Year Ended November 30, 2009
              Filed on April 15, 2010
              Form 10-Q for the Fiscal Quarter Ended August 31, 2010
              Filed November 12, 2010
              Form 8-K
              Filed August 24, 2010
              File No. 000-53616

Dear Mr. AbiJaoudi:

      We have reviewed your supplemental response dated February 7, 2011 and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Supplemental Response, filed February 7, 2011

1.   We note your February 7, 2011 response to our comment letter dated December 17, 2010. We further note our request for revised disclosure in the company's Forms 10-Q and 8-K and your intention to file amended Forms 10-Q and 8-K. Please file, as correspondence, draft complete Forms 10-Q and 8-K, amended to reflect the changes requested in our December 17, 2010 comments, so that we may consider all of your substantive responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services